Exhibit 99.1
Item 5 of Form F-3 filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934
INTRODUCTION
CIBC produces quarterly and annual reports, which are submitted to the SEC under Form 6-K and Form 40-F, respectively. These reports are prepared in accordance with Canadian generally accepted accounting principles (GAAP). SEC regulations require certain additional disclosure to be included in certain registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with CIBC’s Second Quarter 2011 Report, First Quarter 2011 Report, and 2010 Annual Report; these documents were submitted to the SEC on May 26, 2011, February 24, 2011 and December 1, 2010, respectively. This reconciliation information with respect to the financial statements in CIBC’s Second Quarter 2011 Report is in accordance with Item 18 of SEC Form 20-F.
     When we use the term “CIBC,” “we,” “our,” and “us,” we mean Canadian Imperial Bank of Commerce and its consolidated subsidiaries.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
CIBC’s interim consolidated financial statements have been prepared in accordance with Canadian GAAP. Set out below are the more significant differences that would result if United States (U.S.) GAAP were applied in the preparation of the April 30, 2011 interim consolidated financial statements.
     For a full discussion of the relevant accounting differences between Canadian and U.S. GAAP, see Note 30 of the 2010 Annual Report. This note updates that disclosure for the six-month period ended April 30, 2011.
Interim Condensed Consolidated Balance Sheet

Unaudited, $ millions, as at	April 30, 2011			October 31, 2010

	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest bearing deposits with banks	$2,133	$—	$2,133	$2,190	$—	$2,190

Interest-bearing deposits with banks	35,272	(667)	34,605	9,862	(956)	8,906

Securities
Trading	37,337	(669)	36,668	28,557	(414)	28,143
Available-for-sale (AFS)	25,861	3,418	29,279	26,621	5,906	32,527
Designated at fair value (FVO)	20,883	(5,136)	15,747	22,430	—	22,430

Securities borrowed or purchased under resale agreements	38,853	(297)	38,556	37,342	(219)	37,123

Loans	179,804	3,087	182,891	176,892	(8,820)	168,072

Other
Derivative instruments	21,248	25	21,273 (1)	24,682	—	24,682
Customers’ liability under acceptances	8,365	(51)	8,314	7,684	—	7,684
Land, buildings and equipment	1,593	—	1,593	1,660	(4)	1,656
Goodwill	1,847	3	1,850	1,913	3	1,916
Software and other intangible assets	609	—	609	609	—	609
Other assets	10,301	(384)	9,917	11,598	255	11,853

	$384,106	$(671)	$383,435	$352,040	$(4,249)	$347,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$278,602	$(2,123)	$276,479	$246,671	$(4,896)	$241,775

Other
Derivative instruments	22,446	(252)	22,194 (1)	26,489	(4)	26,485
Acceptances	8,365	(51)	8,314	7,684	—	7,684
Obligations related to securities sold short	12,669	(29)	12,640	9,673	(522)	9,151
Obligations related to securities lent or sold under repurchase agreements	27,900	—	27,900	28,220	—	28,220
Other liabilities	12,376	3,087	15,463	12,572	2,517	15,089

Subordinated indebtedness	5,150	—	5,150	4,773	—	4,773

Shareholders’ equity
Preferred shares	3,156	—	3,156	3,156	—	3,156
Common shares	7,115	(83)	7,032	6,803	(86)	6,717
Treasury shares	1	—	1	1	—	1
Non-controlling interests	156	—	156	168	—	168
Contributed surplus	90	(4)	86	96	3	99
Retained earnings	6,801	45	6,846	6,095	208	6,303
Accumulated other comprehensive income (AOCI) (loss)
Foreign currency translation adjustments	(829)	(327)	(1,156)	(575)	(326)	(901)
Net unrealized gains (losses) on AFS securities	106	(16)	90	197	(176)	21
Net gains (losses) on cash flow hedges	2	(11)	(9)	17	(17)	—
Unrecognized pension and post-retirement obligations	—	(907)	(907)	—	(950)	(950)

	$384,106	$(671)	$383,435	$352,040	$(4,249)	$347,791

(1)	The positive and negative fair values of the derivative contracts are stated before the effect of master netting agreements of $13,798 million as at April 30, 2011. The amounts of cash collateral receivable and payable on the contracts subject to master netting agreements were $3,770 million and $2,646 million, respectively. If we had adopted the offsetting provisions of FASB ASC 815-10-45 (FASB Staff Position FIN 39-1), an amendment of FASB Interpretation 39, the net derivative fair value assets and liabilities would be $10,096 million and $12,418 million, respectively.

Interim Condensed Consolidated Statement of Operations

	2011	2010
Unaudited, $ millions, except share and per share amounts, for the six months ended	April 30	April 30(1)
| |
Net income as reported	$1,477	$1,312

Net interest income (loss)
Reclassification of certain financial assets	$32	$37
Joint ventures	(19)	(14)
Preferred share liabilities	—	16
Variable interest entities	257	—
Non-interest income (loss)
Leveraged loans held for sale	49	93
Joint ventures	(46)	(50)
Reclassification of certain financial assets and other-than-temporary impairments (OTTI)	(194)	703
Business combination	—	(2)
Derivative instruments and hedging activities	16	(128)
Equity accounting	8	8
Insurance reserves and deferred acquisition costs	(2)	(3)
Variable interest entities	(129)	—
Non-interest expenses
Joint ventures	49	51
Employee future benefits	9	7
Stock-based compensation	(1)	22
Variable interest entities	(100)	—
Net change in income taxes due to the above noted items	35	(215)

	(36)	525

Net income based on U.S. GAAP	1,441	1,837
Preferred share dividends and premiums	(84)	(101)

Net income applicable to common shareholders based on U.S. GAAP	$1,357	$1,736

Weighted-average common shares outstanding — basic (thousands)	394,265	386,865
Add: stock options potentially exercisable	1,011	1,000

Weighted-average common shares outstanding — diluted (thousands)	395,276	387,865

Earnings per share (in dollars) — Basic	$3.44	$4.49
— Diluted	$3.43	$4.48

(1)	Prior period balances have been restated to conform to the current period presentation.
Interim Condensed Consolidated Statement of Comprehensive Income

	2011	2010
Unaudited, $ millions, for the six months ended	April 30	April 30

Net income based on U.S. GAAP	$1,441	$1,837

Other comprehensive income (OCI) (loss), net of tax
Foreign currency translation adjustments	(255)	(219)
Net change in AFS securities (1)	82	(464)
Net change in cash flow hedges	(9)	8
Change in unrecognized pension and post-retirement obligations	43	19

Total OCI	(139)	(656)

Comprehensive income	$1,302	$1,181

(1)	Net of reclassification adjustments for net realized gains (losses), including OTTI, included in net income of $428 million for the six months ended April 30, 2011 (2010: $42 million).
The income tax (expense) benefit allocated to each component of OCI is presented in the table below:

	2011	2010
Unaudited, $ millions, for the six months ended	April 30	April 30

Foreign currency translation adjustments	$(24)	$(17)
Net change in AFS securities	(34)	186
Net change in cash flow hedges	5	(2)
Change in unrecognized pension and post-retirement obligations	13	(6)

	$(40)	$161

ADDITIONAL NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Credit derivatives and standby and performance letters of credit
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another.
     The following table presents a summary of the notional and fair value amounts of credit derivatives that we sold and the purchased credit derivatives with identical underlyings, as at April 30, 2011:

				Protection purchased with
		Protection sold		identical underlyings
					Fair value
					(net of credit
		Maximum		Maximum	valuation	Net
		payout/	Fair	payout/	adjustment	protection
$ millions, as at April 30		notional	value	notional	(CVA))	sold

2011	Credit derivatives
	Credit default swaps	$9,865	$(1,383)	$7,564	$320	$2,301
	Total return swaps	2,661	(96)	2,484	66	177

	Total	$12,526	$(1,479)	$10,048	$386	$2,478

$ millions, as at October 31

2010	Credit derivatives
	Credit default swaps	$12,080	$(1,883)	$9,981	$651	$2,099
	Total return swaps	2,982	(156)	2,982	107	—

	Total	$15,062	$(2,039)	$12,963	$758	$2,099

The following table summarizes the maturity and ratings profile of credit protection sold as at April 30, 2011. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the external rating of the assets underlying the tranches referenced by the contracts. A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the assets, subordination (i.e., the attachment point) and deal-specific structures such as tests/triggers.

		Notional amount				Fair
$ millions, as at April 30		< 1 year	1 to 5 years	> 5 years	Total	value

2011	Risk rating of underlying assets
	Investment grade	$—	$2,094	$3,438	$5,532	$(134)
	Non-investment grade	338	3,838	849	$5,025	(1,150)
	Not rated	—	1,266	703	$1,969	(195)

	Total	$338	$7,198	$4,990	$12,526	$(1,479)

$ millions, as at October 31

2010	Risk rating of underlying assets
	Investment grade	$67	$2,512	$4,027	$6,606	$(204)
	Non-investment grade	5	728	5,694	6,427	(1,733)
	Not rated	4	682	1,343	2,029	(102)

	Total	$76	$3,922	$11,064	$15,062	$(2,039)

Standby and performance letters of credit
The following table summarizes the maximum possible future payout on standby and performance letters of credit, based on notional amounts, by the ratings profiles of our customers as of April 30, 2011. The ratings scale is representative of the payment or performance risk to CIBC under the guarantee and is based on our internal risk ratings, which generally correspond to ratings defined by Standard & Poor’s and Moody’s.

	April 30,	October 31,
$ millions, as at	2011	2010

Risk rating of customers
Investment grade	$4,472	$3,954
Non-investment grade	1,501	1,572
Not rated	190	195

Total	$6,163	$5,721

Derivative instruments and hedging activities
Canadian GAAP derivative and hedge accounting is substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may exhibit significant volatility in any given period relative to Canadian GAAP because:
•	We elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;
•	Canadian GAAP permits the use of cash instruments for certain foreign currency hedges, which is disallowed under U.S. GAAP; and
•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.
FASB ASC 815 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB ASC 815 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under FASB ASC 815 (SFAS 161), an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit risk-related contingent features in derivative agreements. Much of this disclosure is presented in Note 14 to the annual consolidated financial statements with the incremental requirements under FASB ASC 815 (SFAS 161) presented below.
The following tables present the derivatives-related gains (losses) recognized in the U.S. GAAP interim condensed consolidated statement of operations and interim condensed consolidated statement of comprehensive income (loss) for the six months ended April 30, 2011 and April 30, 2010. Net losses of $8 million on items hedged under fair value hedges are included in net interest income for the six months ended April 30, 2011 (six months ended April 30, 2010: net gains of $8 million).

$ millions, for the six months ended April 30, 2011
		Gain (loss) recognized in interim condensed consolidated statement of operations
		Net interest income			Non-interest income
			Recognized as	Recognized on		Recognized as	Recognized on	Gain (loss)
		Directly	hedge	transfer from	Directly	hedge	transfer from	recognized
		recognized	ineffectiveness	AOCI	recognized	ineffectiveness	AOCI	in OCI

2011	Derivatives held for asset/liability management (ALM)
	Interest rate derivatives
	Cash flow hedges	$—	$—	$11	$—	$—	$—	$—
	Fair value hedges	9	2	n/a	—	—	n/a	n/a
	Economic hedges (1)	—	n/a	n/a	(267)	n/a	n/a	n/a
	Foreign exchange derivatives
	Cash flow hedges	—	—	—	—	(2)	(8)	(17)
	Net investments in self-sustaining foreign operations (NIFO) hedges	n/a	n/a	n/a	4	—	—	97
	Credit derivatives
	Economic hedges	—	n/a	n/a	(20)	n/a	n/a	n/a

		$9	$2	$11	$(283)	$(2)	$(8)	$80

2010	Derivatives held for ALM (2)
	Interest rate derivatives
	Cash flow hedges	$—	$—	$11	$—	$—	$—	$—
	Fair value hedges	(5)	2	n/a	—	—	n/a	n/a
	Economic hedges (1)	—	n/a	n/a	(345)	n/a	n/a	n/a
	Foreign exchange derivatives
	Cash flow hedges	—	—	—	—	(11)	(19)	(4)
	NIFO hedges	n/a	n/a	n/a	(1)	—	—	38
	Credit derivatives
	Economic hedges	—	n/a	n/a	(13)	n/a	n/a	n/a

		$(5)	$2	$11	$(359)	$(11)	$(19)	$34

The following table presents the gain (loss) recognized in trading revenue in the interim condensed consolidated statement of operations.

$ millions, for the six months ended April 30	2011	2010(2)

Derivatives held for trading
Interest rate	$30	$98
Foreign exchange	155	156
Equity	(128)	(261)
Commodities	41	57
Structured credit and others	(65)	293

	$33	$343

(1)	Includes derivative instruments held to economically hedge FVO financial instruments.

(2)	Certain prior year amounts have been restated.
Contingent features
Certain derivative instruments contain provisions that require CIBC’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If CIBC’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payments or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit risk-related contingent features that are in a liability position as at April 30, 2011, is $5,344 million (2010: $6,169 million) for which we have posted collateral of $4,913 million (2010: $5,829 million) in the normal course of business. If the credit risk-related contingent features underlying these agreements were triggered on April 30, 2011, we would be required to post an additional $102 million (2010: $53 million) of collateral to our counterparties.
Fair value measurement for financial assets and liabilities measured at fair value on a non-recurring basis
In addition to the fair value measurement disclosures for financial instruments that are carried at fair value, FASB ASC 820 (SFAS 157) also requires disclosure for financial instruments measured at fair value on a non-recurring basis. For the six months ended April 30, 2011, we have certain equity securities and leveraged loans that are measured at fair value on a non-recurring basis using non-observable market inputs (Level 3). The equity securities have been written down to their fair value of $6 million (2010: $57 million) to reflect an other-than-temporary impairment of $3 million (2010: $33 million). The carrying value of the leveraged loans held for sale has been reduced by $63 million (2010: $106 million) to reflect the current market value of $375 million (2010: $477 million).
Fair value measurement — non-financial assets and liabilities
Non-financial assets and liabilities are normally carried at cost and fair value measurements would only be applicable on a non-recurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
     For the six months ended April 30, 2011, certain foreclosed assets were classified as held for sale. The carrying value for these assets is at the lower of cost or fair value less cost to sell. Fair value for these assets is determined using valuation techniques. As at April 30, 2011, the fair value of these assets was approximately $49 million (2010: $68 million) and they were classified as Level 3 in the fair value hierarchy.
Investments in certain entities that calculate net asset value per share
FASB Accounting Standards Update ASU 2009-12 (FASB ASC 820) “Fair Value Measurements and Disclosure — Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)” provides guidance on measuring the fair value of an investment in an investment company that does not have a readily determinable fair value. It permits entities to use net asset value as a practical expedient to measure the fair value of the investments. Additional disclosures are also required regarding the nature and risk of the investments. Our investments include certain limited partnerships held in our Merchant Banking portfolio where the Bank is a limited partner. Fair value of these investments is based on the net asset value provided by third party fund managers and is adjusted for more recent information where available and appropriate. As at April 30, 2011 the fair value of these investments in limited partnerships was $533 million (2010: $600 million) and our unfunded commitment was $208 million (2010: $200 million). These limited partnerships typically have a 10-year commitment period with varying extension terms.
Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Accounting for transfers of financial assets and repurchase financing transactions
In June 2009, the FASB issued FASB ASC 860, formerly SFAS 166, “Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140” and FASB ASC 810, formerly SFAS 167, “Amendments to FASB Interpretation 46(R)”. These standards became effective for us on November 1, 2010.

     FASB ASC 810 (SFAS 167) amends FIN 46(R) “Consolidation of Variable Interest Entities” and must be applied prospectively to transfers of financial assets occurring on or after its effective date. FASB ASC 860 (SFAS 166) eliminates the ability to reclassify mortgage loans to securities when a transfer does not meet the sale accounting requirements. It also eliminates the concept of a qualified special purpose entity (“QSPE”) making it no longer relevant for accounting purposes. Therefore, former QSPEs (as defined under previous accounting standards) would be evaluated for consolidation on and after the effective date in accordance with the applicable consolidation guidance. In addition, this new standard states that the transfer of a portion of financial assets may be accounted for as a sale only if it meets the definition of a participating interest. A participating interest represents a proportionate ownership interest in an entire financial asset where cash flows are divided proportionally, have equal priority of payment and none is subordinated, and the right to pledge or exchange the entire financial asset is subject to the approval of all participating interest holders. Otherwise, the transfer is accounted for as a secured borrowing. Furthermore, the disclosure provisions of FASB ASC 860 (SFAS 166) will be applied to transfers that occurred both before and after the effective date. The impact of adopting this standard was to reclassify approximately $5 billion of mortgage-backed securities (MBS) out of fair value option securities to the mortgages line item on the interim condensed consolidated balance sheet.
     FASB ASC 810 (SFAS 167) requires retrospective application and states that an enterprise must perform an analysis to determine whether the enterprise’s variable interests in a variable interest entity (VIE) gives it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. In contrast to FIN 46(R), FASB ASC 810 (SFAS 167) requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. It also amends the events that trigger a reassessment of whether an entity is a VIE and requires enhanced disclosures with more transparent information about an enterprise’s involvement in a VIE.
     Upon the adoption of FASB ASC 810 (SFAS 167) we consolidated certain VIEs at the carrying values of their assets and liabilities as at November 1, 2010. The adoption of the standard resulted in an increase in our total assets by approximately $3 billion and total liabilities by approximately $3.1 billion. It also reduced our opening retained earnings by $127 million, net of taxes, to reflect the cumulative transition impact related to prior periods and decreased our AOCI by $13 million, net of taxes.
     The FASB also issued ASU 2010-10, Consolidation: Amendments for Certain Investment Funds. This update defers the application of FASB ASC 810 (SFAS 167) for a reporting enterprise’s interest in mutual funds, money market mutual funds, hedge funds, private equity funds and venture capital funds if certain conditions are met. As a result, we continue to assess our mutual funds and investment funds that we manage under the requirements of ASC 810-10 (FIN 46(R)).
     In the normal course of business, VIEs are used for securitization, investment, funding and other purposes. Refer to Notes 6 and 30 to our 2010 Annual Consolidated Financial Statements for information on the VIEs and the nature of our involvement in them.
     The following describes our consolidation assessments by type of VIE.
Credit cards
We securitize credit card receivables to Cards II Trust and Broadway Trust (collectively, the “credit card trusts”). We continue to have involvement in the credit card trusts through the retention of subordinated notes and enhancement notes, as well as interest-only strips.
     Effective November 1, 2010, we consolidated the credit card trusts as we are considered to have both the power to direct the activities that most significantly impact the credit card trusts’ economic performance and have a potentially significant economic interest in the credit card trusts. We direct the activities that most significantly impact the economic performance of the credit card trusts through our role as the administrative agent and servicer of the credit card accounts. In these roles, we make ongoing decisions regarding the acquisition, management, and credit monitoring of credit card receivables. Our interests that could be potentially significant to the credit card trusts include our interest in interest-only strips, subordinated notes and enhancement notes.
     Prior to November 1, 2010, our credit card trusts met the requirements of a QSPE under SFAS 140 and were exempted from the scope of FIN 46(R).
Residential mortgages
We securitize insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a residential mortgage trust. We continue to have involvement in these mortgage securitizations through interest-only strips, being a total return swap counterparty and cash reserve accounts.
     Effective November 1, 2010, we consolidated this residential mortgage trust as we are considered to have both the power to direct the activities that most significantly impact the residential mortgage trust’s economic performance and have a potentially significant economic interest in the residential mortgage trust. We direct the activities that most significantly impact the economic performance of the residential mortgage trust through our role as the administrative agent and servicer of the mortgages. In these roles, we make ongoing decisions regarding the acquisition, management, and credit monitoring of mortgages. Our interests that could be potentially significant to the residential mortgage trust include our interest in interest-only strips, total return swaps, and cash reserves.
     Prior to November 1, 2010, this residential mortgage trust met the requirements of a QSPE under SFAS 140 and was exempted from the scope of FIN 46(R).
     We also securitize insured fixed and variable-rate residential mortgages through the creation of MBS under the Canada Mortgage Bond program, sponsored by the Canada Mortgage and Housing Corporation (CMHC), and the Government of Canada National Housing Act (NHA) MBS Auction process. Under FASB ASC 810-10-15 (SFAS 167) the NHA MBS custodial pool is defined as an entity. The activities that most significantly impact the economic performance of the NHA MBS custodial pool entity are: a) management of delinquencies/defaults, and b) management of prepayments. As we must manage the activities within guidelines established by the MBS insurers, we do not consolidate the NHA MBS custodial pool entities once we have sold a significant portion of the securities attached to these pools. However, prior to the sale of a significant portion of the securities attached to the pool, we consolidated these pools. As a consequence of consolidating the residential mortgage trust and certain MBS pools, we have recognized approximately $17 billion of MBS securities on the interim condensed consolidated balance sheet. As previously mentioned, pursuant to the adoption of FASB ASC 860 (SFAS 166), approximately $5 billion of these MBS securities were subsequently reclassified to mortgages for US GAAP purposes.
Commercial mortgages
We have securitized commercial mortgages to a pass-through trust. Subsequent to the sale of commercial mortgages to the pass-through trust, we have continuing involvement through our role as Special Servicer. Under FASB ASC 810-10-15 (SFAS 167) and prior U.S. GAAP, we do not consolidate the pass-through trust since we do not have variable interests in the structure that could be potentially significant.
CIBC sponsored multi-seller and single-seller conduits
We sponsor several multi-seller conduits and one single-seller conduit (collectively, the “conduits”) in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases by bankers’ acceptances.
     Under FASB ASC 810-10-15 (SFAS 167) we do not consolidate the conduits with the exception of one multi-seller conduit whereby we hold all of the commercial paper funding. In our role as the administrative agent of the conduits, we receive fees to perform ongoing decisions regarding the type and credit quality of asset purchases and manage the issuance of commercial paper funding or bankers’ acceptances. The fees we receive to perform these services are not considered variable interests, and accordingly, we are not considered to have the power to direct the activities that most significantly impact the conduits’ economic performance.
Structured vehicles
We hold exposures to structured collateralized debt obligations (CDO) and collateralized loan obligations (CLO) vehicles (“structured vehicles”) through investments in, or written credit derivatives, referencing these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.
     Under FASB ASC 810-10-15 (SFAS 167) we do not consolidate the structured vehicles as we do not have the power to direct any of the activities that most significantly impact the economic performance of the entity.
     Effective November 1, 2010, we deconsolidated certain structured vehicles that were previously consolidated in accordance with FIN 46(R). Under these rules, we were considered to be the primary beneficiary as we absorbed the majority of the conduits’ expected losses at the time of specific reconsideration events.
Pass through investment structures
We enter into equity derivative transactions with third party investment funds. These transactions provide their investors with the desired exposure to reference funds, and we hedge our exposure from these derivatives by investing in units or equity-linked notes referencing the third party managed referenced funds. Under FASB ASC 810-10-15 (SFAS 167) we do not consolidate the pass through investment structures that qualify as VIEs as we do not have the power to direct any of the activities that most significantly impact the economic performance of the entity.
Capital trust securities
We have issued senior deposit notes to CIBC Capital Trust (“Capital Trust”). The Capital Trust funds the purchase through the issuance of CIBC Tier 1 Notes (“Notes”) that match the term of the senior deposit notes. The Notes are structured to provide Tier 1 regulatory capital treatment.
     Effective November 1, 2010, we consolidated the Capital Trust under FASB ASC 810-10-15 (SFAS 167) as we are considered to have both the power to direct the activities that most significantly impact the Capital Trust’s economic performance and have a potentially significant economic interest in the Capital Trust. We direct the activities that most significantly impact the economic performance of the Capital Trust through our 100% ownership interest of voting equity units. We make ongoing decisions regarding the acquisition of the senior deposit notes and the issuance of the Notes. Our interests that could be potentially significant to the Capital Trust include the Tier 1 regulatory capital benefits. Consolidation has no impact on total assets, total liabilities or equity.
     Prior to November 1, 2010, we did not consolidate the Capital Trust in accordance with FIN 46(R). Under these rules, we were not considered to be the primary beneficiary as we did not absorb the majority of the Capital Trust’s expected losses.
Covered bond guarantors
Under the covered bond program, we provide funding to a limited partnership entity (“Guarantor LP”) to purchase mortgages and mortgage-backed securities from the Bank. Concurrently, we enter into total return swap arrangements with the Guarantor LP to receive the contractual interest received on those mortgages and MBS. Under FASB ASC 810-10-15 (SFAS 167) we continue to consolidate the Guarantor LP as we are considered to have both the power to direct the activities that most significantly impact the Guarantor LP’s economic performance and have a potentially significant economic interest in the Guarantor LP.
We perform qualitative analyses to determine whether we are the primary beneficiary of a VIE based on the facts and circumstances and our interests in the VIE. The following table presents assets and liabilities arising from our transactions and involvement with non-consolidated VIEs where: (i) we may hold significant variable interests; (ii) we transferred assets to a VIE and have continuing involvements that are deemed to be a variable interest; and (iii) we are the sponsor of the VIE or the VIE previously qualified as a QSPE and we hold a variable interest in it, even if not significant. In determining whether we are a primary beneficiary of a VIE, we consider both qualitative and quantitative factors, including the purpose and nature of the VIE, our continuing involvement in the VIE and whether we hold subordinated interests in the VIE.

		Residential		Pass	Commercial
	CIBC	mortgage		through	mortgages
	sponsored	securitization	Structured	investment	securitization
	conduits	vehicle (1)	vehicles	structures	vehicle

On-balance sheet assets (2)
Trading securities	$5	$—	$807	$223	$—
AFS securities	—	916	1,839	—	5
FVO	—	—	130	—	—
Loans	73	—	5,483	—	—
Derivatives (3)	—	—	—	74	—

Total assets	$78	$916	$8,259	$297	$5

On-balance sheet liabilities (2)
Derivatives (3)	$—	$—	$1,453	$24	$—

Total liabilities	$—	$—	$1,453	$24	$—

Maximum exposure to loss, net of hedges
Investments and loans	$78	$916	$8,259	$223	$5
Notional of written derivatives, net of fair value gains and losses	—	—	4,247	50	—
Liquidity and credit facilities	1,526	—	567	—	—
Less: hedges of investment, loans and written derivatives exposures	—	—	(8,877)	(273)	—

Maximum exposure to loss	$1,604	$916	$4,196	$—	$5

(1)	Excludes interest rate swaps with Canada Housing Trust, a VIE sponsored by Canada Mortgage Housing Corporation (CMHC).

(2)	Excludes VIEs containing third party originated assets established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).

(3)	Comprises written credit default swaps and total return swaps under which we assume exposures and excludes all other derivatives.

The following table presents the assets and liabilities of consolidated VIEs recorded on the interim condensed consolidated balance sheet.

			Residential
	CIBC	Credit card	mortgage		Capital Trust
	sponsored	securitization	securitization		securities	Covered bond
	conduits	vehicles	vehicles (1)		vehicle	guarantors

Assets (2)
Cash and non-interest bearing deposits with banks	$—	$—	$27		$—	$—
Interest-bearing deposits with banks	—	—	—		—	—
Securities
FVO	—	—	12,205		—	—
Trading	—	—	—		—	—
AFS	3	120	74		—	1,218
Loans	—	5,177	6,056	(3)	1,600	14,037
Other
Derivative instruments	—	27	—		—	—
Customers’ liability under acceptances	—	—	—		—	—
Other assets	—	425	1		55	51

	$3	$5,749	$18,363		$1,655	$15,306

Liabilities (2)
Deposits	$3	$5,681	$18,188		$1,593	$14,996
Other
Derivative instruments	—	—	49		—	—
Acceptances	—	—	—		—	—
Other liabilities	—	59	171		66	—

	$3	$5,740	$18,408		$1,659	$14,996

(1)	Includes approximately $17 billion of MBS in NHA MBS custodial pools that were consolidated pursuant to the retroactive application of FASB ASC 810 (SFAS 167).

(2)	Consolidated assets and liabilities of VIEs are presented without the effect of any intercompany eliminations upon consolidation or other consolidation adjustments.

(3)	Includes approximately $5 billion of mortgage-backed securities reclassified from FVO under Canadian GAAP to loans under U.S. GAAP pursuant to the prospective application of FASB ASC 860 (SFAS 166).
Disclosures about the credit quality of financing receivables and the allowance for credit losses
In July 2010, the FASB issued FASB Accounting Standards Update ASU 2010-20, “Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which became effective for us on November 1, 2010 with prospective application. The amendments in this Update require an entity to provide additional disclosures about its loans on a disaggregated basis and require additional disclosure about the credit quality of loans and the allowance for credit losses disaggregated on the basis of the entity’s impairment method.
Additional information about loans and the related allowances for credit losses disaggregated by impairment methodology
We conduct ongoing credit assessments of loans that are considered individually significant on an account-by-account basis to assess whether there is objective evidence of impairment. For groups of loans that are considered to be not individually significant and for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, impairment is further determined on a “collective” basis. Refer to the shaded sections of the “MD&A — Management of risk” on pages 68 to 73 in our 2010 Annual Report for more details on the credit risk assessment process.
     The allowance for credit losses consists of specific and general components. The specific allowance for our risk-rated business and government loan portfolios is determined on an individually-assessed basis, while the specific allowances for certain scored small business loans included in our business and government portfolio and our residential mortgages and personal loan portfolios are collectively assessed. Credit card loans are not classified as impaired and a specific allowance is not established. The general allowance for all loans not classified as impaired is determined on a collectively-assessed basis. The following tables present loan information based upon Canadian GAAP as that is the basis on which we manage our portfolios.

Loans

$ millions, as at
	April 30, 2011					October 31, 2010

	Gross	Specific	General	Total	Net	Gross	Specific	General	Total	Net
	amount	allowance	allowance	allowance	total	amount	allowance	allowance	allowance	total

Amortized cost
Residential mortgages	$97,123	$31	$13	$44	$97,079	$93,568	$30	$9	$39	$93,529
Personal	34,270	213	296	509	33,761	34,335	224	293	517	33,818
Credit card	10,501	—	416	416	10,085	12,127	—	478	478	11,649
Business and government	39,585	374	343	717	38,868	38,561	377	309	686	37,875

	181,479	618	1,068	1,686	179,793	178,591	631	1,089	1,720	176,871
Designated at fair value
Business and government	11	—	—	—	11	21	—	—	—	21

	$181,490	$618	$1,068	$1,686	$179,804	$178,612	$631	$1,089	$1,720	$176,892

Specific allowance

							Business and		Total specific
	Residential mortgages		Personal		Credit card		government		allowance

$ millions, as at or for the	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
six months ended	Apr. 30	Oct. 31	Apr. 30	Oct. 31	Apr. 30	Oct. 31	Apr. 30	Oct. 31	Apr. 30	Oct. 31

Balance at beginning of period	$30	$39	$224	$250	$—	$—	$377	$489	$631	$778
Provision for (reversal of) credit losses	6	(1)	135	141	246	278	49	94	436	512
Write offs	(5)	(8)	(162)	(183)	(284)	(321)	(34)	(217)	(485)	(729)
Recoveries	—	—	15	13	38	42	5	4	58	59
Other	—	—	1	3	—	1	(23)	7	(22)	11

Balance at end of period	$31	$30	$213	$224	$—	$—	$374	$377	$618	$631

General allowance (1)

							Business and		Total general
	Residential mortgages		Personal		Credit card		government		allowance

$ millions, as at or for the	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
six months ended	Apr. 30	Oct. 31	Apr. 30	Oct. 31	Apr. 30	Oct. 31	Apr. 30	Oct. 31	Apr. 30	Oct. 31

Balance at beginning of period	$9	$6	$293	$309	$478	$564	$373	$413	$1,153	$1,292
Provision for (reversal of) credit losses	4	3	6	(13)	(62)	(86)	19	(45)	(33)	(141)
Other	—	—	(3)	(3)	—	—	—	5	(3)	2

Balance at end of period	$13	$9	$296	$293	$416	$478	$392	$373	$1,117	$1,153

Comprises:
Loans	$13	$9	$296	$293	$416	$478	$343	$309	$1,068	$1,089
Undrawn credit facilities	—	—	—	—	—	—	49	64	49	64

(1)	Under U.S. GAAP, as a result of adopting FASB ASC 860 (SFAS 166) and FASB ASC 810 (SFAS 167) the general allowance related to residential mortgages and credit card loans now recognized on the interim condensed consolidated balance sheet are $4 million and $134 million respectively as at April 30, 2011.
Impaired Loans (5)

$ millions, as at	April 30, 2011				October 31, 2010

	Gross		Specific	Net	Gross		Specific	Net
	amount(1)(2)		allowance	total	amount(2)		allowance(3)	total

Residential mortgages	$418		$31	$387	$452		$30	$422
Personal	286		213	73	304		224	80
Business and government	1,038	(3)(4)	374	664	1,080	(4)	377	703

Total impaired loans	$1,742		$618	$1,124	$1,836		$631	$1,205

(1)	When a loan is classified as impaired, accrual of interest ceases. Credit card loans are never impaired and are written off at 180 days past due and interest income is only accrued where there is an expectation of receipt. In addition to the impaired loans reported, interest accrual on $334 million of credit card loans was ceased as at April 30, 2011.

(2)	Represents unpaid principal balance of impaired loans, net of partial write-offs including $201 million recognized for the six months ended April 30, 2011.

(3)	Includes $1,001 million of business and government loans that are individually assessed for impairment.

(4)	Includes $15 million of impaired business and government loans with no specific allowance for credit losses.

(5)	For the six months ended April 30, 2011, interest income recognized on impaired loans totalled $20 million.
Information about credit quality of loans
We measure our exposure to credit risk under the advanced internal rating based (AIRB) approach and under the standardized approach in accordance with the Basel II guidelines. The AIRB approach relies on internal risk rating systems based on historical experience of key risk assumptions that are used to compute the capital requirements and the standardized approach uses a standardized set of risk weighting as prescribed by the regulator based on external credit assessments and other risk related factors, including exposure asset class and collateral. Refer to Pages 71 to 73 of the shaded section of the “MD&A — Management of risk” in our 2010 Annual Report for more information about how we assess the credit quality of our loan portfolios.

     The following tables update the quantitative information in that section of the MD&A as of April 30, 2011. The amounts provided in the tables represent the estimates of the amounts which will be drawn at the time of default (EAD) and are presented using Canadian GAAP information as that is how we manage the portfolios.
Exposure subject to AIRB approach
Credit quality of the risk—rated portfolios
The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation as defined on page 69 of our MD&A in our 2010 Annual Report, credit valuation adjustment (CVA) related to financial guarantors, and collateral on repurchase agreement activities.

$ millions, as at
		EAD
	Grade	Corporate	Sovereign	Banks	Total

Apr. 30, 2011	Investment grade	$36,153	$72,833	$69,188	$178,174
	Non-investment grade	24,136	890	1,466	26,492
	Watchlist	492	1	3	496
	Default	905	1	—	906

		$61,686	$73,725	$70,657	$206,068

Oct. 31, 2010	Investment grade	$33,217	$51,036	$67,501	$151,754
	Non-investment grade	22,761	517	2,347	25,625
	Watchlist	603	1	3	607
	Default	1,061	1	—	1,062

		$57,642	$51,555	$69,851	$179,048

Credit quality of the retail portfolios
The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Retail portfolios include $2.8 billion of small business scored exposures and $59.5 billion of insured residential mortgages, and government guaranteed student loans and small business loans.

$ millions, as at
		EAD
		Real estate secured	Qualifying revolving	Other
	Risk level	personal lending	personal	retail	Total

Apr. 30, 2011	Exceptionally low	$119,081	$32,843	$1,338	$153,262
	Very low	13,291	9,298	759	23,348
	Low	8,412	12,481	4,514	25,407
	Medium	643	5,584	2,251	8,478
	High	140	1,500	475	2,115
	Default	152	154	112	418

		$141,719	$61,860	$9,449	$213,028

Oct. 31, 2010	Exceptionally low	$115,235	$32,252	$825	$148,312
	Very low	10,991	9,230	2,244	22,465
	Low	7,705	12,556	4,885	25,146
	Medium	593	5,484	2,045	8,122
	High	112	1,523	61	1,696
	Default	165	174	69	408

		$134,801	$61,219	$10,129	$206,149

Exposure subject to the standardized approach
Exposures within FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. In addition, credit card receivables, which resulted from our acquisition of the MasterCard portfolio on September 1, 2010, are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

$ millions, as at April 30, 2011
	Risk-weight category
	0%	20%	50%	75%	100%	Total

Corporate	$—	$—	$38	$—	$3,654	$3,692
Sovereign	2,676	86	233	—	518	3,513
Bank	—	1,610	161	—	21	1,792
Real estate secured personal lending	—	—	—	2,087	1	2,088
Other retail	—	—	—	2,596	187	2,783

	$2,676	$1,696	$432	$4,683	$4,381	$13,868

Comparative amounts
Certain comparative figures have been reclassified to conform to the presentation adopted in 2011.
Future accounting changes
We are currently evaluating the impact of adopting the standards listed below:
When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts
In December 2010, the FASB issued guidance ASU 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force). This update modifies step one of goodwill impairment testing for reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. For reporting units with zero or negative carrying amounts, the update clarifies that an entity is only required to perform step two of the goodwill impairment process where it is more likely than not that a goodwill impairment exists. This update is effective for us prospectively on November 1, 2012.
Disclosure of Supplementary Pro Forma Information for Business Combinations
In December 2010, the FASB issued guidance ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). This update clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in Topic 805 when comparative financial statements are presented and requires additional quantitative information about the pro forma adjustments. This update is effective for us prospectively on November 1, 2012.
A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring
In April 2011, the FASB issued guidance ASU 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring. The update clarifies that the two criteria which are used to determine if a restructuring would constitute a troubled debt restructuring are: (1) whether the restructuring constitutes a concession; and (2) whether the debtor is experiencing financial difficulties. In addition, the amendment clarifies that a creditor is precluded from using the effective interest rate test when evaluating whether a restructuring constitutes a troubled debt restructuring. This update is effective retrospectively to the beginning of the annual period of adoption. We will adopt this standard effective August 1, 2011.
Repurchase Agreements
In April 2011, the FASB issued guidance ASU 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. ASU 2011-03 states that the accounting for a repurchase agreement depends in part on whether the transferor maintains effective control over the transferred financial assets. If the transferor maintains effective control, the transferor is required to account for its repurchase agreement as a secured borrowing rather than a sale. The FASB concluded that the assessment of effective control depends on the transferor’s contractual rights and obligations with respect to transferred financial assets. It does not depend on the transferor’s ability, by way of collateral maintenance agreement, to exercise those rights or honor those obligations. This update is effective for us prospectively on February 1, 2012.